SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                          Smurfit Stone Container Corp
             ------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
             ------------------------------------------------------
                         (Title of Class of Securities))

                                    832727101
             ------------------------------------------------------
                                 (CUSIP NUMBER)

                                  John Robinson
                        P. Schoenfeld Asset Management LP
                     1350 Avenue of the Americas, 21st Floor
                               New York, NY 10019
                              Phone: (212) 649-9500

                             Eleazer N. Klein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 756-2000
             ------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 18, 2010
             ------------------------------------------------------
            (Date of event which requires filing of this statement))

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 11 Pages)

-------------------------------------------------------------------------------
     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 832727101                 13D/A                 Page 2 of 11 Pages
-------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS

            Rebound Portfolio Ltd.
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                    (a) []
                                                                    (b) [X]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY

-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (see instructions)
            WC
-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,684,699 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,684,699 shares of Common Stock
-------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             1,684,699 shares of Common Stock
-------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)    [X](1)
-------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
             0.66%
-------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON (see instructions)
             OO
-------------------------------------------------------------------------------
(1) This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by the Reporting Persons (as defined herein) as a result of membership in a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, as discussed in Item 4 and the Reporting Persons expressly disclaim such membership.

CUSIP No. 832727101                 13D/A                 Page 3 of 11 Pages
-------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS

            PSAM Texas Master Fund Ltd.
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                    (a) []
                                                                    (b) [X]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY

-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (see instructions)
            WC
-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    312,942 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    312,942 shares of Common Stock
-------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             312,942 shares of Common Stock
-------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)    [X](2)
-------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
             0.66%
-------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON (see instructions)
             OO
-------------------------------------------------------------------------------
(2) This filing does not reflect any shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons as a result of membership in a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, as discussed in Item 4, and the Reporting Persons expressly disclaim such membership.

CUSIP No. 832727101                 13D/A                 Page 4 of 11 Pages
-------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS

            Spartan Partners L.P.
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                    (a) []
                                                                    (b) [X]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY

-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (see instructions)
            WC
-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    442,589 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    442,589 shares of Common Stock
-------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             442,589 shares of Common Stock
-------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)    [X](3)
-------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
             0.17%
-------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON (see instructions)
             PN
-------------------------------------------------------------------------------
(3) This filing does not reflect any shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons as a result of membership in a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, as discussed in Item 4, and the Reporting Persons expressly disclaim such membership.

CUSIP No. 832727101                 13D/A                 Page 5 of 11 Pages
-------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS

            Synapse I LLC
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                    (a) []
                                                                    (b) [X]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY

-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (see instructions)
            N/A
-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            New York
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    442,589 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    442,589 shares of Common Stock
-------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             442,589 shares of Common Stock
-------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)    [X](4)
-------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
             0.17%
-------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON (see instructions)
             OO
-------------------------------------------------------------------------------
(4) This filing does not reflect any shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons as a result of membership in a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, as discussed in Item 4, and the Reporting Persons expressly disclaim such membership.

CUSIP No. 832727101                 13D/A                 Page 6 of 11 Pages
-------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS

            PSAM WorldArb Master Fund Ltd.
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                    (a) []
                                                                    (b) [X]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY

-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (see instructions)
            WC
-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    4,640,735 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    4,640,735 shares of Common Stock
-------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             4,640,735 shares of Common Stock
-------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)    [X](5)
-------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
             1.81%
-------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON (see instructions)
             OO
-------------------------------------------------------------------------------
(5) This filing does not reflect any shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons as a result of membership in a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, as discussed in Item 4, and the Reporting Persons expressly disclaim such membership.

CUSIP No. 832727101                 13D/A                 Page 7 of 11 Pages
-------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS

            P. Schoenfeld Asset Management GP LLC
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                    (a) []
                                                                    (b) [X]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY

-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (see instructions)
            N/A
-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            New York
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    8,995,000 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    8,995,000 shares of Common Stock
-------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             8,995,000 shares of Common Stock
-------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)    [X](6)
-------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
             3.50%
-------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON (see instructions)
             OO
-------------------------------------------------------------------------------
(6) This filing does not reflect any shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons as a result of membership in a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, as discussed in Item 4, and the Reporting Persons expressly disclaim such membership.

CUSIP No. 832727101                 13D/A                 Page 8 of 11 Pages
-------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS

            P. Schoenfeld Asset Management LP
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                    (a) []
                                                                    (b) [X]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY

-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (see instructions)
            N/A
-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            New York
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    8,995,000 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    8,995,000 shares of Common Stock
-------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             8,995,000 shares of Common Stock
-------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)    [X](7)
-------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
             3.50%
-------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON (see instructions)
             IA
-------------------------------------------------------------------------------
(7) This filing does not reflect any shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons as a result of membership in a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, as discussed in Item 4, and the Reporting Persons expressly disclaim such membership.

CUSIP No. 832727101                 13D/A                 Page 9 of 11 Pages
-------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS

            Peter M. Schoenfeld
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                    (a) []
                                                                    (b) [X]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY

-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (see instructions)
            N/A
-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    8,995,000 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    8,995,000 shares of Common Stock
-------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             8,995,000 shares of Common Stock
-------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)    [X](8)
-------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
             3.50%
-------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON (see instructions)
             IN
-------------------------------------------------------------------------------
(8) This filing does not reflect any shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons as a result of membership in a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, as discussed in Item 4, and the Reporting Persons expressly disclaim such membership.

CUSIP No. 832727101                 13D/A                 Page 10 of 11 Pages


Item 1.     Security and Issuer.

     This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13D filed on February 1, 2010 (the "Original Schedule 13D", and the Original
Schedule 13D as amended, the "Schedule 13D") with respect to shares of common stock par value $0.01 per share (the "Common Stock") of Smurfit-Stone Container Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13D. This Amendment amends Items 4 and 5 as set forth below.

Item 4.     Purpose of the Transaction.

     Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

          Based on information and belief and a Schedule 13D exit filing made by Venor Capital Management LP, the current Other Holders are entities managed by Fir Tree, Inc. The Reporting Persons expressly disclaim membership in a group with the Other Holders or any other person.

          If the Reporting Persons were found to be members of a group with the Other Holders, then, based on information and belief, the aggregate number of shares of Common Stock beneficially owned by such group would be 22,795,000 or approximately 8.8% of the Issuer's Common Stock.

 Item 5.     Interest in Securities of the Issuer.

The last paragraph of item 5 is hereby amended and restated as follows:

          As indicated in Item 4, the Reporting Persons may be deemed members of a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, with the Other Holders. The Reporting Persons expressly disclaim membership in a group with the Other Holders or any other person. Based on information and belief and a Schedule 13D exit filing made by Venor Capital Management LP, the current Other Holders are entities managed by Fir Tree, Inc., and the aggregate number of shares of Common Stock of the Issuer beneficially owned by all of such persons, including the Reporting Persons, would be 22,795,000 or approximately 8.8% of the Issuer's Common Stock.

CUSIP No. 832727101                 13D/A                 Page 11 of 11 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  February 18, 2010


                              /s/ Peter M. Schoenfeld
                              --------------------------------------------------
                              Peter M. Schoenfeld, (i) individually; (ii) as managing member of (a) P. Schoenfeld Asset Management GP LLC, for itself and as the general partner of P. Schoenfeld Asset Management LP; and
                              (b) Synapse I, LLC for itself and as the general partner of Spartan Partners, LP; and (iii) as director of PSAM WorldArb Master Fund Ltd., Rebound Portfolio Ltd., and PSAM Texas Master Fund Ltd.